Bionomics Limited

03007271

27 February 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per. Jill Mashado
Company Secretary

dw 3/11

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street, Thebarton, SA, Australia 5031 Phone 61 8 8354 6100 Fax 61 8 8354 6199 Email info@bionomics...

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
27 February 2003

BIONOMICS PRESENTS AT BIO CEO & INVESTOR CONFERENCE

Bionomics (ASX:BNO, US OTC:BMICY) announced today that the company's CEO and Managing Director, Dr Deborah Rathjen, will present Bionomics' discovery platforms and partnering opportunities at the BIO CEO & Investor Conference in New York on Wednesday, 26 February 2003 (US Eastern Standard Time).

The BIO CEO & Investor Conference attracts executives from the global pharmaceutical and biotechnology industries, institutional investors and analysts. The Conference takes place 25-27 February 2003.

"We are pleased to have accepted our invitation to promote our ionX™ platform and the opportunity it provides for central nervous system drug discovery at this conference," said Dr Rathjen. "Bionomics' aim is to deliver new and improved treatments for patients with epilepsy and other CNS disorders."

Bionomics has been selected as one of 146 companies to present at the BIO CEO & Investor Conference, and is the only Australian company to present at the conference. Bionomics' presentation will take place at 5:00pm on Wednesday, 26 February 2003 (US Easter Standard Time) in the Basildon Room.

About BIO CEO & Investor Conference

The BIO CEO & Investor Conference is the industry's own investor conference. The meeting provides a neutral forum where senior biotechnology executives, institutional investors, industry analysts, venture capitalists, investment bankers and other industry experts have the opportunity to shape the future investment landscape of the biotechnology industry. The conference features issue-oriented plenary sessions, investor sessions focussed on hot technologies and therapeutics, roundtables on key business issues, company presentions, one-on-one meetings, and networking opportunities.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The company has an American Depository Receipts (ADRs) program on the US NASDAQ exchange via the Bank of New York. Bionomics combines its strong genomics-based research focus on the

82-34682

discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX™ discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. The global CNS market is the second largest sector of the pharmaceuticals market, valued in 2001 at US$52 billion and projected to grow to US$77 billion by 2007.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

MR FRANCIS PLACANICA
VP, BUSINESS DEVELOPMENT
BIONOMICS LIMITED
Ph: +61 8 8354 6104